November 29, 2005

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Hudson Technologies, Inc. (the "Registrant" or "Company")

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Form 10-QSB for the Fiscal Quarters Ended March 31, 2005 and June 30, 2005

File No. 1- 13412

Dear Mr. Decker:

The Registrant is responding to the comments contained in your letter dated November 7, 2005 regarding the Company's filings on Form 10-KSB for the fiscal year ended December 31, 2004 and Form 10-QSB for the quarters ended March 31, 2005 and June 30, 2005.

Item No. Response

  Where applicable, the Registrant's responses to the Staff's comments below indicate what the revisions will look like, and such revisions will appear in the Registrant's future periodic reports, where appropriate.

  For the year ended December 31, 2004, the Company's refrigerant revenues decreased by $4,469,000. The decrease in refrigerant revenues was approximately $2,400,000 of a volume variance and approximately $2,100,000 of a price variance. Where applicable, in future filings the Company will provide additional information regarding material fluctuations in revenues.

  For the year ended December 31, 2004, the Company's gross margin increased by $694,000. The increase in gross margin was due to a reduction in the cost of refrigerants sold and to a lesser extent a reduction in the cost of payroll associated with the Company's RefrigerantSide® Services. Where applicable, in future filings the Company will provide additional information regarding material fluctuations in gross margin.

  The Company respectfully disagrees with this comment. The first sentence of Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Act"), expressly defines "disclosure controls and procedures" as "controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms". This is what the Company has reported on it its evaluation of its disclosure controls and procedures in the periodic reports referenced in your November 7, 2005 letter. A literal reading of the second sentence of Rules 13a-15(e) and 15d-15(e) demonstrates that the subject matter of this sentence is contained within the definition of "disclosure controls and procedures" which are defined in the first sentence of the rules. Therefore, by definition, the Company's prior statement regarding the effectiveness of its disclosure controls and procedures satisfies the requirements of Rule 13a-15(e) of the Act, which is the section applicable to the Company.

  Initially, the Company would like to note that management's discussion and analysis ("MD&A") did not disclose that "sales of CFC refrigerants sales represent the majority of your business", as stated in your comment letter. The MD&A states "(S)ales of refrigerants continue to represent a majority of the Company's revenues", and that "(M)ost of the Company's refrigerant sales are CFC based refrigerants, which are no longer manufactured."

  CFC based refrigerants and equipment that utilize these types of refrigerants ceased to be manufactured after 1995. Prior to 1995, non-CFC based refrigerants and equipment that utilize these types of refrigerants have been and continue to be manufactured. The Company has been disclosing this industry-wide trend and the potential effect on the Company. All of the Company's revenues are treated as one group due to the fact that the Company's direct and indirect expenses are the same pool of expenses for all revenues. The Company acquires used (dirty) refrigerant and reclaims (recycles) these refrigerants. The process, procedures and cost structure for reclamation is the same for all types of refrigerants. The Company reclaims both CFC based and non-CFC based refrigerants and sells those refrigerants to the same customers, typically contractors who service refrigeration systems. Therefore, revenues from the sale of all refrigerants are considered a single group of products and are disclosed as such.

  Other income represents insurance proceeds for the sale and margin loss of a certain inventory product. The insurance proceeds that exceed the inventory cost of the lost product are reflected as other income. The gain on sale of assets represents the gain from the sale of fixed assets that had been depreciated. Due to the fact that these items do not relate to on-going operations the Company utilized the guidance of S-X 5-3(b) and classified these items as other income.

  Despite the decline in demand for CFC based refrigerants, the Company has and continues to sell these products at amounts over its costs. The Company evaluates, on a continual basis, both current and anticipated sales prices of its products to insure that subsequent sales and future orders are above the cost of inventory. In connection with the Company's filings on Form 10-KSB at December 31, 2004 and Form 10-QSB at June 30, 2005, it determined that no valuation allowance was necessary for this inventory.

  Your comments letter states that the note warrants were issued as a result of the Rights Offering. In December 2002 and April 2003, the Company issued convertible debt and the right to receive warrants to purchase common stock of the Company ("Note Warrants"). There were no Note Warrants issued in connection with the Rights Offering.

  The fair value of the convertible notes was deemed to be its face value. The fair value of the note warrants, utilizing Black-Scholes, was calculated to be approximately $157,000. The value of the conversion feature of the notes, in accordance with EITF 98-05 intrinsic value, was calculated to be approximately $157,000. The aggregate of the two amounts of $315,000 was recorded as debt discount cost and such amount was amortized and presented as a component of interest expense.

  Initially, all of the convertible notes issued in December 2002 had a conversion rate of $.79 and, as previously stated, the value of the conversion feature of the convertible notes was calculated utilizing the $.79 conversion rate. Subsequently, the holders of a certain amount of convertible notes, which did not constitute all of the outstanding convertible notes, voluntarily agreed to increase the conversion rate of their notes to $1.13. Upon completion of the Rights Offering, the conversion rate of all convertible notes, except those notes that retained the conversion rate of $.79, was adjusted downward to $1.10. The holders of the convertible notes whose conversion rate was adjusted downward to $1.10 would have received approximately 981,000 shares of the Company's common stock if the conversion was made utilizing the initial conversion rate. Based on the final conversion rate of $1.10, the holders of these notes did receive approximately 905,000 shares of the Company's common stock. The Company did not recognize any adjustments to the OID calculations based on the changes in conversion rates due to the fact that the revisions in the conversion rate resulted in the note holders receiving fewer shares of common stock than originally included in the OID calculation.

  Upon the issuance of the convertible notes in December 2002, the holders of the Series A Preferred Stock had the right to have the conversion rate of the Series A Preferred Stock adjusted downward to the conversion rate of the convertible notes. In December 2002, the holders of the Series A Preferred Stock waived their right to the downward adjustment in the conversion rate of the Series A Preferred Stock until such time that the convertible notes converted to common stock. In December 2003, the convertible notes converted into shares of common stock at the conversion rates of $.79 and $1.10 and, accordingly, the conversion rate of the Series A Preferred Stock decreased from $2.375 to $.79. The Company disclosed these events and the number of additional shares to be issued to the holders of the Series A Preferred Stock upon the occurrence of these events in its proxy statement dated November 21, 2002, its registration statement on Form SB-2, which was declared effective on September 23, 2003, and in its filings on Form 10-KSB for the years ended December 31, 2002 and 2003. In retrospect, however, the Company notes that it did not reflect in its loss per common share presentation the reduction in conversion rate of the Series A Preferred Stock and the resulting increase of 10,566,807 common shares upon conversion of the Series A Preferred Stock as a deemed dividend to the holders of the Series A Preferred Stock in accordance with EITF 98-5.

  The Company respectfully submits, for the reasons set forth below, that no amendment to its Form 10-KSB for the years ended December 31, 2003 and 2004 resulting from its current understanding of EITF 98-5 should be required. The only impact to the Company's financial statements for the year ended December 31, 2003, following the guidance of EITF 98-5, would be to the presentation of the Company's loss per common share ("EPS"), which would reflect the value of the additional 10,566,807 common shares as a deemed dividend of approximately $9,500,000. It should be noted that the fair value of the additional 10,566,807 common shares is in excess of $9,500,000 but is capped at that amount due to the fact that the proceeds received from the sales of the Series A Preferred Stock was $9,500,000. At December 31, 2003, the Company had a substantial accumulated deficit, which was the result of its continued losses. Consequently, utilizing the guidance of EITF 98-5 would have resulted in a debit and credit to the Company's Additional Paid-In Capital, which would have no impact in either the components of or Total Stockholders' Equity. Except for the Company's presentation of loss per common share, there would be no other impact to the Company's financial position or any other financial presentation resulting from the guidance of EITF 98-5. A reader of the Company's financial information, including the Statement of Operations, contained in the Company's filings on Form 10-KSB for the year ended December 31, 2003 was aware of the downward adjustment to the conversion rate of the Series A Preferred Stock, including the effect on the number of shares that the Series A Preferred Stock holders were to receive upon the change in the conversion rate, and that the Company sustained a substantial net loss, which net loss would not be affected by the application of EITF 98-5. In addition, on March 31, 2004, the Series A Preferred Stock holders converted all of their shares of Series A Preferred Stock and, as of that date, there are no shares of Preferred Stock outstanding. Upon the conversion of the Series A Preferred Stock, the preferred holders received common stock in the aggregate of 75% of the total outstanding shares of the Company's common stock. The adoption of EITF 98-5 does not change the Company's operating loss or net loss nor would the adoption change the readers understanding of the Company's financial results. The deemed dividend would have been reflected as a non-cash charge in the calculation of EPS. In addition, the Company believes that its EPS is not a significant measurement utilized by the readers of the Company's financial statements due to the substantial continuing losses recognized by the Company. At this time, any changes to the 2003 EPS presentation would not be material to a reader of the Company's financial statements, may result in confusion to a reader and not provide relevant trend guidance to the Company's financial performance subsequent to December 31, 2003 due to the fact that such change would dramatically increase the loss per common share for the year ended December 31, 2003, and such information would not be disclosed beyond the Company's filings for the year ended December 31, 2004.

  The Company believes that there are only three remaining liabilities associated with the release of R-11 at its Hillburn, New York facility. The Company is required to comply with the consent order agreed to with the New York State Department of Environmental Conservation ("DEC"). Based on legal advice and testing by an independent engineering firm, the Company believes that at December 31, 2004 it has properly accrued for all costs required by the DEC consent order. As of December 31, 2004, the Company had accrued $155,000 for the cost of its obligations under the DEC consent order. To the Company's knowledge there are no further claims that could be asserted by the Village of Suffern. However, the Village of Suffern notified the Company that it may perform additional testing and, as of December 31, 2004, the Company accrued $5,000 representing the cost of one year's testing by the Village to the extent that in the future the Village may perform such tests. Prior to September 2004, the Company was not made aware of any potential claims or assessments with Ramapo Land. In addition, prior to September 2004, the Company had obtained legal advice and had an independent appraisal firm evaluate the value of the property to support its belief that there were no potential claims. In September 2004, Ramapo Land did assert claims for $80,000 of costs that it has allegedly incurred in connection with the Company's release of R-11 at its facility and did assert that the value of the premises had been diminished by an unspecified amount. Based upon further updates of both legal advice and independent appraisal obtained by the Company, no amount has been accrued for the unspecified claim associated with the value of the property. However, as of December 31, 2004, the Company has accrued $80,000 for the claim of costs allegedly incurred by Ramapo Land. The Company is not aware of any other potential or unasserted claims that it will suffer or additional losses in excess of the amounts accrued. However, there could be unforeseen events, none of which the Company knows of or can predict at this time, that could change the ultimate costs pursuant to these three claims or any other claim.

  None of the Company's accruals have been discounted, thus the disclosures required by question 1 of SAB Topic 5-Y are not applicable.

  Where applicable, the Staff's comments will be addressed in the Company's interim filings with the Commission.

The Registrant acknowledges its responsibility for the adequacy and accuracy of the disclosure in the periodic reports that it files with the Commission. The Registrant also acknowledges that Staff comments or changes to disclosure in response to Staff comments pursuant to the Act do not foreclose the Commission from taking any action with respect to the filing. The Registrant also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that these responses are satisfactory. If you have any questions, please call me at (845) 735-6000 ext. 6015.

Sincerely,

James R. Buscemi

Chief Financial Officer